UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 7

                    Under the Securities Exchange Act of 1934

                         Unique Casual Restaurants, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
            --------------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 829-8100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 8 Pages

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 2 of 8 Pages
------------------------                               -------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy R. Barakett
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                            |_|
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
------------------ ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                -0-
                   ------- -----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               1,908,506
                   ------- -----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                   ------- -----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           1,908,506
-------- --------- -------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,506
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                             |_|
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.44%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 3 of 8 Pages
------------------------                               -------------------------


                  The purpose of this Amendment No. 7 is to report the receipt by Atticus Partners, an affiliate of the Reporting Person, of a letter from the Issuer in response to Atticus Partners' filing of its preliminary proxy statement on November 13, 1998 and to file such letter as an Exhibit to this
Schedule 13D. All capitalized terms not defined herein have the definitions given them in this Schedule 13D as previously amended.


Item 1.       Security and Issuer.
              -------------------

                  No change.

Item 2.       Identity and Background.
              -----------------------

                  No change.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

                  No change.

Item 4.       Purpose of Transaction.
              ----------------------

                  Item 4 is amended and supplemented by adding the following paragraph at the end of the current response:

                  "On December 9, 1998, Atticus Partners received a letter (the "December 9 Letter") from Mr. Donald C. Moore, Chief Executive Officer of the Issuer, concerning the recent filing by Atticus Partners of its preliminary proxy statement on November 13, 1998. A copy of the December 9 Letter is attached as Exhibit A and is incorporated herein by reference."

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
              -------------------------------------------------------------

                  No change.

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

              Exhibit A:            Letter, dated December 9, 1998, from Mr.
                                    Donald C. Moore, Chief Executive Officer of the Issuer, to Atticus Partners.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 4 of 8 Pages
------------------------                               -------------------------


                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 8, 1999               /s/ Timothy R. Barakett
                                       -------------------------------
                                           Timothy R. Barakett

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 5 of 8 Pages
------------------------                               -------------------------


                                                                       Exhibit A
                                                                       ---------


           DECEMBER 9, 1998 LETTER FROM THE ISSUER TO ATTICUS PARTNERS
           -----------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 6 of 8 Pages
------------------------                               -------------------------


                         UNIQUE CASUAL RESTAURANTS, INC.



December 9, 1998



Atticus Partners, L.P.
590 Madison Avenue
New York, New York 10022

Attention:    Timothy R. Barakett
              Managing Member


Dear Mr. Barakett:

         The Board of Directors of Unique Casual Restaurants, Inc. (the "Company") has reviewed the preliminary proxy statement (the "Draft Proxy") filed by Atticus Partners, L.P. ("Atticus") and I am writing to you at the request of the Board to express our deep disappointment and astonishment at Atticus' initiative to engage in a hostile proxy contest in connection with the upcoming annual meeting of shareholders. The Board cannot see how your initiative would benefit the shareholders, as the Draft Proxy fails to articulate any concrete objective in the alternative to what the Board has already been pursuing.

         As noted in Atticus' various filings with the Securities and Exchange Commission over the past 18 months and discussed in the Draft Proxy, since early 1997 the Board of Directors of the Company has undertaken, and successfully completed, a series of strategic initiatives in the single-minded pursuit of the best interests of the Company shareholders. First, the Board and the Company's management executed a very complex and challenging transaction whereby the foodservice segment of the Company's predecessor, DAKA International, Inc. ("Daka"), was sold to a strategic buyer, Compass Group PLC, and its restaurant businesses, principally the Fuddruckers and Champps Americana restaurant chains, were spun off to shareholders. The Compass transaction, completed in July 1977, essentially eliminated the Company's debt to banks and returned to shareholder $7.50 per share net in cash, in addition to their continuing equity interest in the Company.

         Immediately after the Compass transaction, the Board and the Company's management focused all available human and financial resources on the continued turnaround of Fuddruckers and the expansion of Champps Americana. During fiscal 1998, the Board and the Company's management were able to execute successfully this operational strategy, as shown by the return of Fuddruckers to profitability and the opening of four new Champps Americana restaurants.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 7 of 8 Pages
------------------------                               -------------------------


Atticus Partners, L.P.
December 9, 1998
Page 2 of 3



         In the Spring of 1998, the Board undertook to address the constraints created by limited available capital resources while creating value for the Company's shareholders. Based on the positive trend in the Fuddruckers business, the Board concluded that a sale of Fuddruckers at that time would allow the Company to realize the benefits of Fuddruckers' improved performance and provide the Company with the capital needed to strengthen the remaining enterprise, consisting principally of Champps Americana, and position it for future growth. Starting in May 1998, the Board and the Company's management pursued a sale of Fuddruckers to an entity controlled by Michael R. Cannon for $43.0 million in cash, a price that only a year earlier would have appeared unrealistic. The structuring, negotiation and completion of the sale of Fuddruckers spanned a six-month period, including some of the most turbulent market conditions in past decade. Ultimately, on November 24, 1998, the sale of Fuddruckers was completed. The completion of the sale of Fuddruckers has left the Company with a very strong balance sheet which will be important as the Board continues to seek and evaluate strategic alternatives for the Company and its remaining business, Champps Americana.

         Even before the sale of Fuddruckers was completed, the Board focused on an analysis of the Company's structure and business after the sale for the purpose of developing a cogent strategy to enhance shareholder value. On September 24, 1998, the Company announced it had retained Bear Stearns to assist the Board of Directors in seeking and evaluating strategic alternatives, including a sale of the Company. The Company, working with Bear Stearns, has undertaken a process to evaluate the level of interest of third parties in a sale of the Company. This process is ongoing and the Company is not in a position to further discuss the process at this time.

         Based on what the Board of Directors and management of the Company has accomplished in the past two years and the initiatives it is pursuing today to enhance shareholder value, it is very difficult to understand the purpose to be served by Atticus' hostile proxy contest. We have read the Draft Proxy and Atticus has not put forward concrete proposals that could have accomplished results different from or more beneficial to the Company's shareholders than what the Board proposed.

         Atticus' initiative is even more puzzling given that representatives of Atticus have had unlimited access to management and have consistently been furnished the information they sought to analyze the actions of the Board and evaluate the performance of the Company's management short of restricting Atticus' ability to trade the Company's securities. The Board was surprised by Atticus' suddenly hostile posture after many months of cooperative and productive interaction in the common pursuit of the shareholders' best interests.

         In conclusion, the Board is interested in finding out precisely why Atticus wants to be represented on the Company's Board of Directors and what Atticus thinks it would bring to the Company's business strategy. It is the Board's current intention to file a preliminary proxy statement on behalf of the Company in the next few weeks nominating for reelection Erline Belton and Joe O'Donnell. If Atticus goes ahead with its hostile proxy contest, it objective of replacing two experienced, independent directors who have been instrumental to the remarkable accomplishments of the past few years with Atticus' nominees seems hard to understand. In addition, the distraction caused by a hostile proxy contest while the Company is pursuing a strategy that is congruent with that espoused by Atticus in its Draft Proxy would be highly detrimental and unfortunate.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 8 of 8 Pages
------------------------                               -------------------------



Atticus Partners, L.P.
December 9, 1998
Page 3 of 3



         Atticus' actions to date only compound the Board's concern as to how Atticus would conduct itself if and when its representatives become members of the Company's Board of Directors and have access to the significant amount of material non-public information routinely analyzed by the Board in the discharge of its fiduciary duties. Accordingly, by this letter the board is asking Atticus to state (i) its position regarding trading in the Company's securities and (ii) how it will insulate those of its representatives who have access to material non-public information from all decision-making with respect to Atticus' investment in the Company's securities. In addition to being required by law, such a step would demonstrate sensitivity for the conflict of a dual role as activist Board member and principal shareholder. I hope you share the Board's concern that the public shareholders of the Company not be left wondering whether Atticus would use its position of influence to benefit itself and its affiliates rather than the shareholders of the Company as a whole.

         Before the Company files it own preliminary proxy statement I would like to meet with you to discuss Atticus' concern and objectives, as well as your response to the Board's concerns articulated in this letter.




Sincerely,

/s/ Donald C. Moore

Donald C. Moore
Chief Executive Officer

DCM/dml